# Maketto, LLC

## Statement of Cash Flows
### January - June, 2021

| | TOTAL |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net Income | 217,985.35 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| 1300 Accounts Receivable | -19,394.45 |
| 14046 Prepaid Expenses:Prepaid Rent | -10,500.00 |
| 14047 Prepaid Expenses:Prepaid Pest Control | -871.04 |
| 1406 Credit Card Receivables | -50,058.21 |
| 1407 Paysafe/GoTab | 2,687.98 |
| 14082 Delivery Merchants:DoorDash | -829.49 |
| 14084 Delivery Merchants:GrubHub | -8,253.50 |
| 14087 Delivery Merchants:Postmates | 566.55 |
| 14088 Delivery Merchants:Uber Eats | 128.83 |
| 14089 Delivery Merchants:Table 22 | 0.00 |
| 1409 Travel Zoo | -3,539.25 |
| 1410 Employee Advance | -384.19 |
| 1412 Loan to Erik | 6,139.88 |
| 1420 Uncategorized Asset | 0.00 |
| 2000 Accounts Payable | 9,646.56 |
| 2100 Capital One CC x9157 | -257.37 |
| 2102 Eagle Bank CC x6730 | -1,020.11 |
| 2202 Payroll Liabilities | 14,936.26 |
| 22021 Payroll Liabilities:FICA Payable | 1,609.16 |
| 22022 Payroll Liabilities:FIT | 1,927.88 |
| 22023 Payroll Liabilities:MD Withholding Tax Payable | 382.81 |
| 22024 Payroll Liabilities:DC Withholding Tax Payable | 249.29 |
| 22025 Payroll Liabilities:VA Withholding Tax Payable | 0.00 |
| 22041 Back Taxes Payable:Federal Withholding Tax Payable | -16,800.00 |
| 22042 Back Taxes Payable:State Taxes owed (DC, MD, VA) | -390.00 |
| 22043 Back Taxes Payable:DC Treasurer Payable | 1,455.65 |
| 2206 Tips Payable | 670.43 |
| 2207 Accrued Casual Labor | 192.83 |
| 2208 Accrued Payroll Wages | 36,560.67 |
| 2210 Due to/from Foreign National | -271,663.38 |
| 22101 Due to/from Foreign National:InKind | -2,389.19 |
| 22102 Due to/from Foreign National:InKind Gift Cards | 14.64 |
| 2212 Square Deposits | -4,880.00 |
| 2213 Security Deposits - Events | 2,494.96 |
| 22141 Online Sales Deposits:PayPal Deposits | -631.28 |
| 22142 Online Sales Deposits:Shopify Deposits | -120.93 |
| 2218 Shopify Loan | -2,675.42 |
| 2222 PPP Loan | 126,848.33 |
| 2296 Gift Card Liability | -674.90 |
| 2298 Sales Tax Payable | -51,002.24 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **-239,822.24** |

# Maketto, LLC

## Statement of Cash Flows
January - June, 2021

| | TOTAL |
|---|---|
| **Net cash provided by operating activities** | **$ -21,836.89** |
| FINANCING ACTIVITIES | |
| 3002 Partner Distribution | -6,900.00 |
| 30022 Partner Distribution:Will Distributions | -525.00 |
| **Net cash provided by financing activities** | **$ -7,425.00** |
| NET CASH INCREASE FOR PERIOD | **$ -29,261.89** |
| Cash at beginning of period | 53,800.37 |
| CASH AT END OF PERIOD | **$24,538.48** |